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FILE No. 082-05176

March 18, 2008

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Notice of Transfer to a Certified Broadcast Holding Company Structure (dated March 13, 2008)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

3/31

For Immediate Release March 13, 2008

Company Name: Fuji Television Network, Inc.
Representative: Hisashi Hieda, Chairman and CEO
Stock listing: Tokyo Stock Exchange (Code number 4676)
For further information, please contact: Shigeru Masuda, Executive Officer and Managing Director, Corporate Planning Department

Notice of Transfer to a Certified Broadcast Holding Company Structure

Fuji Television Network, Inc. (Fuji TV), at a meeting of its Board of Directors held today, decided to begin preparations for transfer to a certified broadcast holding company structure. The transfer, subject to approval at the general meeting of shareholders, is planned for October 1, 2008, by means of company split.

The business environment for broadcasting and the media industry in general is facing a time of major change, including technical innovations accompanying the switch to a digital format, deregulation, and revisions to the regulatory structure. Fuji TV recognizes that it must also quickly respond to such trends as alliances and restructuring among media groups.

Fuji TV has established a leading position in the industry in its main television broadcasting business through a strong network structure with local affiliates built up since its founding. In businesses other than broadcasting as well, Fuji TV has remained ahead of other broadcasters with initiatives for proactive development, working to expand the scope of its group businesses.

However, to respond to further changes in the business environment, and to enhance the corporate value of the Fuji TV Group, it is necessary for us, while preserving the core broadcasting business, to pursue further selection and concentration of group management resources in areas other than broadcasting, and to actively pursue capital and operating alliances with outside companies, as well as business restructuring.

Achieving Fuji TV's long-term management vision of becoming Japan's representative media conglomerate, widely respected in Japan and around the world, demands quickness in decision-making and flexibility in implementation beyond current levels, as well as the conduct of appropriate group governance. We decided that the most appropriate way to realize the management structure necessary to achieve this would be a transfer to a certified broadcast holding company structure.

Details on the company split necessary to transfer to a certified broadcast holding company structure, as well as the group structure following the split and the functions of the holding company itself, will be announced as quickly as possible.

1. Purpose for Transfer to a Certified Broadcast Holding Company

a. *Strengthen group management with the certified broadcast holding company at its core*
The certified broadcast holding company will determine strategy for the entire group,

implement appropriate group governance, and work to raise the value of the corporate group together with its subsidiaries conducting business activities.

b. *Allow for appropriate reallocation of resources in response to the business environment*
The certified broadcast holding company, along with determining strategy, will implement group management conscious of the most appropriate allocation of resources, making the group the most competitive in the industry.

c. *Implement proactive business restructuring measures*
The certified broadcast holding company, in addition to allocating resources within the group, will actively pursue capital and operational alliances with outside companies, strengthen existing business fields, and flexibly develop new business areas.

2. Implementation Schedule

Late June 2008	Approval of company split proposal at general meeting of shareholders
October 1, 2008 (planned)	Transfer to a certified broadcasting holding company structure

3. Method of Company Split

The current Fuji Television Network Inc. will be the certified broadcast holding company (provisional name Fuji Media Holdings, Inc.), and the terrestrial broadcasting business newly established as a business company through a company split. The transfer to a certified broadcast holding company is contingent upon the newly established company acquiring a terrestrial television broadcasting license, and the approval of the certified broadcast holding company by the Ministry of Internal Affairs and Communications.

-- End of Document –

END